July 29, 2013

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	John Hancock Bond Trust (the “Trust”):
Form N-14 for the Reorganization of John Hancock High Income Fund into John Hancock High Yield Fund

Ladies and Gentlemen:

On behalf of the Trust, transmitted herewith please find the Registration Statement on Form N-14, including the Notice of Special Meeting of Shareholders, Combined Proxy Statement/Prospectus, Statement of Additional Information, Form of Proxy Card, and relevant exhibits, with respect to the acquisition of assets of John Hancock High Income Fund, a series of John Hancock Funds II, for shares of John Hancock High Yield Fund, a series of the Trust. Pursuant to Rule 488 under the Securities Act of 1933, the Registration Statement for the Trust on Form N-14 filed herewith is expected to become automatically effective on August 28, 2013.

This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

If you have any questions or comments concerning the foregoing, please call me at (617) 261-3240 or Christopher Sechler of John Hancock at (617) 663-2261.

Sincerely, /s/ George P. Attisano George P. Attisano

Cc: Christopher Sechler